UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Amendment No 1

Form 10-SB/A

GENERAL FORM FOR REGISTRATION OF

SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

GOLD CREST MINES, INC.

(Name of Small Business Issuer in its charter)

State of Nevada

(State or other jurisdiction of incorporation or organization)

(I.R.S. Employer Identification No.)

1017 Washington Mutual Financial Center

601 West Main Avenue

Spokane, Washington

(Address of principal executive offices)

99201

(Zip Code)

Issuer's telephone number (including area code)  (509) 462-0315

Securities to be registered under Section 12(b) of the Act.

Title of each class

None

Name of each exchange on which each class is to be registered:

Not Applicable

Securities registered under Section 12(g) of the Act: Common Stock

(Title of class)

PART I

ITEM 1.

DESCRIPTION OF BUSINESS

History

Silver Crest Mines, Inc. the Company’s predecessor was incorporated under the laws of the State of Idaho in 1968.  The Company was organized to develop mineral properties located in the State of Idaho.  The Company’s initial and subsequent efforts in the acquisition, exploration and development of potentially viable and commercial properties were unsuccessful.  The Company has a history of losses and no revenues from operations.  The Company’s capital needs have historically been met by the issuance of securities either through private placements, the issuance shares for debt or the joint venture or lease of mineral properties.  In June 2003, the Company merged into its wholly-owned subsidiary, Silver Crest Resources, Inc. for the purpose of changing the Company’s state of domicile to Nevada.

The Company was thereafter dormant until the completion of the share exchange with Niagara Development Company in August, 2006.  Under the terms of the share exchange, the Company acquired all of the issued and outstanding shares of Niagara in exchange for 37,500,000 shares of the Company’s common stock.  Through the share exchange we acquired exploration properties in Alaska and Idaho.  We intend to conduct mineral exploration and evaluation for determining economic viability for further development of these properties.  There are no proven or probable reserves on any of the Company’s properties.

The Company is registering its shares under the Securities Exchange Act of 1934 (the “Exchange Act”) for the purpose of becoming a reporting company.  The Company believes that it will be better able to finance its operations if it is a reporting company.  Management believes the benefits of becoming a reporting company include the ability to obtain support of market makers, facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for stock options or similar benefits to key employees, providing liquidity for all shareholders by qualifying to list on the NASDAQ supervised Bulletin Board.

Environmental Matters

The Company’s two properties have been the subject of state and federal contacts concerning environmental matters.  Based upon contact with both state and federal regulators, the Company is not aware of any material liability for environmental matters relating to its properties.

Risk Factors

The Company’s business is subject to numerous risk factors, including the following:

o

Mineral exploration and development is highly speculative and capital intensive.  Most exploration efforts are not successful, in that they do not result in the discovery of mineralization of sufficient quantity or quality to be profitably mined.  The operations of the Company are also indirectly subject to all of the hazards and risks normally incident to developing and operating mining properties.  These risks include insufficient ore reserves, fluctuations in production costs that may make mining of reserves uneconomic; significant environmental and other regulatory restrictions; labor disputes; geological problems; failure of pit walls or dams; force majeure events; and the risk of injury to persons, property or the environment.

o

There are numerous uncertainties inherent in estimating proven and probably reserves and mineralization, including many factors beyond the control of the Company.  The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment.  Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates.  No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.  Assumptions about prices are subject to greater uncertainty and metals prices have fluctuated widely in the past.  Declines in the market price of base or precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit.  Changes in operating and capital costs and other factors including, but not limited to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves.

o

The profitability of mining operations is directly related to the market price of the metals being mined.  The market price of base and precious metals such as copper, silver and gold fluctuate widely and is affected by numerous factors beyond the control of any mining company.  These factors include expectations with respect to the rate of inflation, the exchange rates of the dollar and other currencies, interest rates, global or regional political, economic or banking crises, and a number of other factors.  If the market price of silver or copper should drop dramatically, the value of the Company’s exploration properties could also drop dramatically, and the Company might not be able to recover its investment in those properties.  The selection of a property for exploration or development, the determination to construct a mine and place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues from production will be received.  Price fluctuations between the time that such decisions are made and the commence of production can drastically affect the economics of a mine.

o

Our ability to produce gold, silver and copper in the future is dependent upon our exploration efforts, and our ability to develop ore reserves.  If prices for these metals decline, it may not be economically feasible for us to continue our development of a project or to continue commercial production at some of our properties.

o

In the event that we bring any properties into production, our ability to sustain or increase any production of metals will depend, in part, on our ability to develop new orebodies and/or expand existing operations.  Before we can begin a development project, we must first determine whether it is economically feasible to do so.  This determination is based on estimates of several factors, including:

•

reserves;

•

expected recovery rates of metals from the ore;

•

facility and equipment costs;

•

capital and operating costs of a development project;

•

future metals prices;

•

comparable facility and equipment costs; and

•

anticipated climate conditions.

Development projects may have no operating history upon which to base these estimates, and these estimates are based in large part on our interpretation of geological data, a limited number of drill holes and other sampling techniques.  As a result, actual cash operating costs and returns from a development project may differ substantially from our estimates as a result of which it may not be economically feasible to continue with a development project.

o

Ore reserve figures and costs are primarily estimates and are not guarantees of recovery of the indicated quantities of these metals.  Reserves are estimates made by technical personnel and no assurance can be given that the estimate of the amount of metal or the indicated level of recovery of these metals will be realized.  Reserve estimation is an interpretive process based upon available data.  Reserve estimates for properties that have not yet started production may change based on actual production experience.  Further, reserves are valued based on estimates of costs and metals prices.  The economic value of ore reserves may be adversely affected by:

•

declines in the market price of the various metals we mine;

•

increased production or capital costs; or

•

reduced recovery rates.

However, if the price of metals declines substantially below the levels used to calculate reserves for an extended period, we could experience:

•

delays in new project development;

•

 increased net losses;

•

 reduced cash flow;

•

 reductions in reserves; and

•

possible write-down of asset values.

o

Mineral exploration, particularly for gold, silver and copper, is highly speculative.  It involves many risks and is often nonproductive.  Even if we find a valuable deposit of minerals, it may be several years before production is possible.  During that time, it may become economically unfeasible to produce those minerals.  Establishing ore reserves requires us to make substantial capital expenditures and, in the case of new properties, to construct mining and processing facilities.  As a result of these costs and uncertainties, we may not be able to expand or replace our existing ore reserves as they are depleted by current production.

Mines have limited lives and as a result, mining companies continually seek to replace and expand their reserves through the acquisition of new properties.  In addition, there is a limited supply of desirable mineral lands available in the United States and other areas where we would consider conducting exploration and/or production activities.  Because we face strong competition for new properties from other mining companies, most of whom have greater financial resources than we do, we may be unable to acquire attractive new exploration properties on terms that we consider acceptable.

o

Our business is subject to a number of risks and hazards including:

•

environmental hazards;

•

industrial accidents;

•

labor disputes;

•

unusual or unexpected geologic formations;

•

cave-ins;

•

explosive rock failures; and

•

flooding and periodic interruptions due to inclement or hazardous weather conditions.

Such risks could result in:

•

damage to or destruction of mineral properties or producing facilities;

•

personal injury;

•

environmental damage;

•

delays in exploration, development or mining;

•

monetary losses; and

•

legal liability.

For some of these risks, we may be able to obtain insurance to protect against these losses.  However, we may not be able to obtain this insurance, particularly if there are significant premiums.  Insurance against environmental risks is generally either unavailable or too expensive for us and other companies in our industry, and, therefore, we do not intend to maintain environmental insurance.  To the extent we are subject to environmental liabilities, we would have to pay for these liabilities.  Moreover, in the event that we are unable to fully pay for the cost of remedying an environmental problem, we might be required to suspend operations or enter into other interim compliance measures.

o

In the ordinary course of business, mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations.  Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on our part.  The duration and success of our efforts to obtain permits are contingent upon many variables not within our control.  Obtaining environmental protection permits, including the approval of reclamation plans, may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated.  It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation of a mine or mines.

o

Our business is subject to extensive federal, state and local laws and regulations governing development, production, labor standards, occupational health, waste disposal, use of toxic substances, environmental regulations, mine safety and other matters.  New legislation and regulations may be adopted at any time that results in additional operating expense, capital expenditures or restrictions and delays in the mining, production or development of our properties.  Various laws and permits require that financial assurances be in place for certain environmental and reclamation obligations and other potential liabilities.  The amount of the financial assurances and the amount required to be set aside by us as collateral for these financial assurances will be are dependent upon a number of factors, including our financial condition, reclamation cost estimates, development of new projects and the total dollar value of financial assurances in place.

o

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production.  Insurance against environmental risk (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to the Company (or to other companies in the minerals industry) at a reasonable price.  To the extent that the Company becomes subject to environmental liabilities, the satisfaction of any such liabilities would reduce funds otherwise available to the Company and could have a material adverse effect on the Company.  Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive.

o

The validity of unpatented mining claims, which constitute a significant portion of the Company’s property holdings in the United States, is often uncertain, and such validity is always subject to contest.  Unpatented mining claims are unique property interests and are generally considered subject to greater title risk than patented mining claims, or real property interests that are owned in fee simple.  The Company has not yet filed a patent application for any of its properties that are located on federal public lands in the United States and, under proposed legislation to change the General Mining Law, patents may be hard to obtain.  Although the Company has attempted to acquire satisfactory title to its undeveloped properties, the Company does not generally obtain title opinions until financing is sought to develop a property, with the attendant risk that title to some properties, particularly title to undeveloped properties, may be defective.

o

We have limited financial resources, do not generate operating revenue, and must finance our operations by other means.  We do not know whether additional funding will be available for further exploration and development of our projects.  If we fail to obtain additional financing, we will have to delay or cancel further exploration and development of our properties and we could lose all of our interest in our properties.

If our exploration programs successfully locate an economic ore body, additional funds will be required to place it into commercial production.  Substantial expenditures would be required to establish ore [reserves] through drilling, to develop metallurgical processes to extract the metals from the ore and to construct the mining and processing facilities at any site chosen for mining.  We do not know whether additional financing will be available at all or on acceptable terms.  If additional financing is not available, we may have to postpone the development of, or sell, the property.

o

We have had no revenues or earnings from operations.  We have no significant assets or financial resources.  As a mineral exploration company, we will sustain operating expenses without corresponding revenues.  This will result in us incurring net operating losses that will increase continuously until we can bring a property into production or lease, joint venture or sell any property we may acquire.

o

We compete with other mineral exploration and mining companies, many of which have greater financial resources than us or are further in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.  If we require and are unsuccessful in acquiring additional mineral properties or personnel, we will not be able to grow at the rate we desire, or at all.

With the exception of Mr. Dail,  our officers and directors allocate only a portion of their time to the operation of our business. Mr. Crosby devotes approximately 10% of his time to the Company and Mr.Dunne devotes approximately 15-20% of his time to the Company. Each of the Directors is expected to attend all board and committee meetings in person or by teleconference. The exact time is unknown at this time but it is anticipated that the board and audit committee will meet  quarterly and the nominating and compensation committees will met at least annually. If the business requires more time for operations than anticipated or the business develops faster than anticipated, the officers and directors may not be able to devote sufficient time to the operation of the business to ensure that it continues as a going concern. Even if this lack of sufficient time of our management is not fatal to our existence, it may result in limited growth and success of the business. Some of our directors and officers are directors or officers of other natural resource or mining-related companies.  (see the biographic information in Item 5. Directors, Executive Officers, Promoters and Control Persons.”)These associations may give rise to conflicts of interest from time to time As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on our financial position.

o

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continual fluctuations in price will not occur.  It may be anticipated that any quoted market for our Common Shares will be subject to market trends generally, notwithstanding our potential success in delineating mineral resources.

o

You should not rely on an investment in our common stock to provide dividend income, as we do not plan to pay cash dividends on our common stock in the foreseeable future.  Thus, if you are to receive any return on your investment in our common stock, it will come from the appreciation, if any, in the value of the common stock.  The payment of future cash dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing, including our earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions, and other factors.

o

Shares of our common stock have a limited public market.  Although the shares are currently traded on the Pink Sheets, we cannot assure you that an active and liquid trading market will develop for our shares.  Such a failure may have a material adverse impact on the market price of the shares and the ability of a purchaser to dispose of the shares in a timely manner or at all.

o

There is no assurance that any of the claims we explore or acquire will contain commercially exploitable reserves of minerals.  Exploration for natural resources is a speculative venture involving substantial risk.  Hazards such as unusual or unexpected geological formations and other conditions often result in unsuccessful exploration efforts.  We may also become subject to significant liability for pollution, cave-ins or hazards, which we cannot insure or which we may elect not to insure.

o

Our competition in the mining industry includes large established mining companies with substantial capabilities and with greater financial and technical resources than we have.  As a result of this competition, we may be unable to acquire additional financing on terms we consider acceptable.  We also compete with other mining companies in the recruitment and retention of qualified managerial and technical employees.  If we are unable to successfully compete for financing or for qualified employees, our exploration program may be slowed down or suspended.

o

We have not found any mineral reserves on our claims and there can be no assurance that any of the mineral claims we intend to explore will contain commercial quantities of any minerals.  Even if we identify commercial quantities of minerals in any of our claims, there can be no assurance that we will be able to exploit the reserves or, if we are able to exploit them, that we will do so on a profitable basis.

o

The probability of an individual prospect ever having reserves is remote.  In all probability, our properties do not contain any reserves.  As such, any funds spent on exploration could be lost which will result in a loss of your investment.

o

Our common stock is quoted on the Pink Sheets.  Trading in stock quoted in the Pink Sheets is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects.  This volatility could depress the market price of our common stock for reasons unrelated to operating performance.  Moreover, the Pink Sheets is not a stock exchange, and trading of securities on the Pink Sheets is often more sporadic than the trading of securities listed on a quotation system like Nasdaq or a stock exchange like Amex.  Accordingly, shareholders may have difficulty reselling any of the shares.

o

Our stock is a penny stock.  The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.  Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”.  The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules.  Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities.  We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

In addition to the “penny stock” rules promulgated by the Securities and Exchange Commission, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer.  Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information.  Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers.  The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

Employees

We currently have one employee.  We intend to utilize the services of consultants and contractors to provide additional services to the Company.

Competition

There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential.  The Company competes for the opportunity to participate in promising exploration projects with other entities, many of which have greater resources than the Company.  In addition, the Company competes with others in efforts to obtain financing to explore and develop mineral properties.

Regulation

The Company’s activities in the United States are subject to various federal, state, and local laws and regulations governing prospecting, development, production, labor standards, occupational health and mine safety, control of toxic substances, and other matters involving environmental protection and taxation.  It is possible that future changes in these laws or regulations could have a significant impact on the Company’s business, causing those activities to be economically reevaluated at that time.

ITEM 2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

The Company intends to engage in exploration work on its Kisa group of claims.  The work program for the next 12 months includes airborne aeromagnetic and electromagnetic surveys, geologic mapping, soil, stream sediment and rock chip sampling, ground geophysical surveys and diamond drill testing of three prospects on Kisa claim group.

The Company is voluntarily registering its common stock under the Securities Exchange Act of 1934.  After completion this registration it is the Company’s intention to obtain a listing on the NASDAQ Supervised OTC Bulletin Board.  The Company believes that listing on the OTCBB will facilitate the Company’s efforts to obtain additional equity financing.

The Company does not anticipate a significant change in the number of employees during the next 12 months.  The Company intends to rely upon the use of outside consultants to provide services to the Company.  These plans could change depending upon the timing and nature of any additional acquisitions of mineral exploration properties (none of which are under consideration at this time).  The Company has adequate financial resources to meet its financial obligations for the next 12 months.

ITEM 3.

DESCRIPTION OF PROPERTY

ALASKA

Summary

This information is an overview of the geologic characteristics, alteration and mineralization styles, past work completed, existing drill targets and work program.  The information is preliminary in nature as data collection and compilation is still in progress.  Previous workers located and prospected, but never drilled, two significant precious metal showings in a remote, highly prospective portion of the Kuskokwim Mineral Belt nearly 20 years ago.  Both of the showings show striking similarities in mineralization style, alteration and general geologic characteristics to Nova Gold Resources and Placer Dome’s (now Barrick’s) Donlin Creek project and other major Kuskokwim Mineral Belt gold deposits.

Location and Access

The Kisa project area is situated in a mountainous, high relief area located approximately 90 miles southeast of Bethel, Alaska.  The project area lies along the boundary between the Bethel and Bristol Bay Recording Districts in southwest Alaska on State of Alaska lands.  Bethel is the nearest community with full, year-round services.  Commercial barge service from Anchorage is available from late May through early October at Bethel.

A series of large glacial lakes (Aniak, Kisaralik, Gold, Arnie, Cascade) provide good float plane access to most of the project area and serve as staging points for crews, fuel deliveries and camp locations.  The effective work season in the project area is from July through September.  The lakes in the immediate area typically remain frozen and snow covers ridges and upper slopes until late June or early July.  Currently personnel and equipment access to the area is limited to float planes capable of landing on Kisaralik Lake, Gold Lake, Aniak Lake or Cascade Lake or via helicopter.  Relief from the valley floors to ridge crests is on the order of 3000-4500 feet.

There currently are no permanent camp facilities in the project area near the prospects.  Field work conducted by Gold Crest Mines, Inc. staff during 2006 was based at small tent camps located along the northwestern bank of Kisaralik Lake and an unnamed lake just north of Gold Lake.  The 2006 geophysical surveys were staged out of NYAC Mining Company’s camp on Calista Native Corporation’s lands at NYAC approximately 35 miles to northwest.

Geologic Setting and Deposit Types

The Kisa and GL prospects are situated within the Kuskokwim Mineral Belt; a complexly deformed regional sequence of sedimentary, volcanic and intrusive rocks exposed in a belt several hundred miles long extending from south-central through southwest Alaska to the coast.  Kuskokwim Group sedimentary rocks are intruded by a complex assemblage of igneous rocks that range from calcalkaline to alkaline andesitic to rhyolitic volcanics and intrusive equivalents.  Isotopic age dating indicates several pulses of intrusive activity falling into two groups in the mid-Cretaceous (95-100 million years before present) and early Tertiary (60 to 70 million years before present).  Both of these igneous events appear to be genetically and spatially associated with major mineral deposits and most mineral showings within the belt.  The claim groups are situated at a major flexure in the primary regional fault system, the northeast-trending Denali-Farewell fault complex, and are situated where the Denali-Farewell system intersects the north-south trending Aniak-Thompson Falls fault system.

Historically the Kuskokwim Mineral Belt has been a major placer and lode gold producer as well as the major source of mercury in Alaska since the turn of the 20th century.  Recent regional- to deposit-scale investigations by industry, academic institutions and government workers have helped better define the alteration styles, deposit types and geologic controls in the Mineral Belt.  This work has been spurred on by the discovery of major gold deposits throughout the northern and central portion of the belt, including the largest known deposit in the belt, the Donlin Creek deposit located approximately 250 km to the northwest.  The Kisa and GL prospects are located in the more remote and high relief portions of the belt.

Current Program

During 2006, Niagara Development Corporation (subsequently acquired by Gold Crest Mines, Inc.) acquired the Kisa and GL prospects with the intent of drilling the main showings as soon as permits were in place and drill rigs could be mobilized (planned for 2007).  In addition, plans call for following up on numerous stream sediment and color anomalies in the area as a district-scale exploration play.

During late 2006, the company staked additional mining claims and prospecting sites covering a total of approximately 22,500 acres of State of Alaska-owned lands in 5 claim groups including the Kisa, GL, Ako, Little Swift, Gossan Valley.  These mining claims and prospecting sites were located in areas of known or suspected precious metal occurrences and will be evaluated during the 2007 season and beyond as warranted.

As part of the 2006 exploration program, the Company contracted with a geophysical survey contractor who completed approximately 1100 line-kilometers of aeromagnetic and electromagnetic surveys over portions of the project area in the late fall of 2006.  Additional surveys are planned for the spring of 2007.  The purpose of the airborne geophysical surveys are to assist in identifying additional potentially mineralized dike swarms, intrusive complexes, fault systems and aid in refining the geologic maps for the area – with the ultimate goal to locate additional areas in this highly prospective, but poorly prospected terrain.

In addition to the airborne geophysical surveys, the Company contracted an airborne LIDAR survey (laser altimetry) to produce extremely detailed topographic base maps for the Kisa and GL claim groups.  These high precision base maps will be used to facilitate drill hole site planning, assist in the permitting process and to aid in accurate detailed geologic mapping and structural analyses.

Two of the claim groups, the Kisa and GL claim groups were mapped and sampled at reconnnaissance scale to provide information necessary for permit preparation and siting of exploration drill holes.  The 2006 program confirmed previously work on the prospects and identified additional areas of alteration and gold mineralization warranting further exploration efforts.

Prospect Description

Kisa Prospect

The Kisa prospect consists of a narrow, linear, northeast trending ridge held up with hornfelsed Kuskokwim Group sedimentary rocks intruded by silicified and locally argillic altered rhyolite to gabbroic dikes and sills.  Several northwest-trending spurs off the main ridge appear to be related to crosscutting dikes of a different age and composition.  Alteration present in the complex includes strong silica-carbonate alteration with a pronounced As-Bi-W-Mo-Sb-Au geochemical signature.  These geochemical associations are similar to those known from other gold deposits within the Kuskokwim Mineral Belt including the producing Fort Knox Mine and advanced exploration projects at Donlin Creek to the north and Shotgun Hills to the east.  Alteration styles observed during mapping and sampling including stockwork quartz and sulfide veining, argillic and prophyllitic alteration along fractures and pervasive silicification.

There are several large-footprint prospects within the Kisa claim group that are planned for drilling in 2007.  The primary drill target, known as the Kisa Breccia prospect, is located at the intersection of several mapped structural zones and topographic linears evident in aerial photography.  A poorly exposed, extensively silica-carbonate-sulfide altered breccia body is located along a ridge crest and steep, north-facing valley walls.  The breccia is composed of a mixture of altered sedimentary and igneous clasts, many of which exhibit multiple generations of veining and brecciation.  The breccia body is exposed over an area approximately 300 meters wide x 500 meters long and roughly 250 meters high.  Systematic rock chip samples from outcropping exposures of this breccia average over 1.25 grams per tonne gold with select samples rock chip samples up to 7 grams per tonne.  At least three, but possibly five separate igneous rock types are present in the breccia body.  The heterolithic nature and complex alteration assemblages as well as the textural characteristics suggest a potential volcanic neck or diatreme. The physical, geochemical and mineralogical characteristics of the breccia possibly reflect a diatreme complex similar to those found in many Pacific Rim porphyry gold systems such as Kidston, Australia which produced over 4 million ounces gold.  The breccia is the primary drill target at Kisa.

The Golden Dike prospect includes the rocks exposed on and under a prominent northeast trending ridgeline running through the center of the Kisa claim group.  The ridge contains numerous silica-carbonate-sulfide altered felsic rhyolite dikes and sills exposed over an area 300 meters wide x 3000 meters long with at least 200 meters of exposed vertical extent.  Float mapping, aerial photographic linears and airborne geophysical data suggest the dike swarm may extent in both directions under talus covered slopes and into the adjacent valleys.  Sedimentary rocks are heavily iron oxide stained and fractured in the hornfelsed zones adjacent to and along the dike and sill margins and contain various oxidation products after sulfides.  The dikes are often bleached, silicified and typically contain disseminated to stockwork sulfide veining.  The large spatial extent and intense alteration associated with gold in amounts > 0.1 gram per tonne in nearly all the samples collected from this dike swarm and the heavily iron-stained host rocks suggest the presence of a major mineralized system at the surface and underlying the ridge.  Similar dikes swarms and alteration zones are associated with the mineralized zones in the Donlin Creek deposit.

The Pirate’s Pick prospect is located in the northern portion of the Kisa claim group and consists of a large northwest-trending quartz-carbonate-sulfide veined fault zone.  The intensely stockwork-veined fault is intermittently exposed over the crest and flanks of a small ridge in an area roughly 200 meters wide x 350 meters long with several hundred meters of exposed vertical extent.  The fault occurs along the northern end of the ridge hosting the dike-sill complex and field evidence suggests the fault may offset and displace the dike swarm.  The average of 18 rock chip samples collected from this zone is 1.95 grams per tonne gold.

Additional targets occur along the projections of the dike swarms and faults systems into the adjacent talus covered slopes and glacial drift filled valleys, but will require additional work prior to definition of drill targets.  Several small rubble crop and/or outcrop showings along the valley edge to the northwest of the main ridge contain anomalous pathfinder element suites and gold values.  These showings correspond with a marked airborne magnetic geophysical anomaly identical to that over the main ridge to the southeast and make an intriguing target.

GL Prospect

At the GL claim group covers a broad, bright red, iron oxide stained, northwest trending ridge several miles long and nearly a mile wide adjacent to Gold Lake.  The claim group contains at least two generations of crosscutting igneous dikes and sills similar to the Kisa showing and drill targets have been defined at several prospects within the claim package.

The Gossan Ridge prospect consists of a banded quartz-sulfide vein system that runs along the crest and flanks of rust-colored ridgeline exhibiting heavily iron oxide-staining reflecting weathering and oxidation of widespread disseminated sulfides in the rocks exposed along the ridge.  The vein system and most intense alteration zone has an exposed strike length of over 500 meters and exposed widths up to 20 meters.  Samples from the vein system consistently carry highly anomalous gold and pathfinder elements with select samples running up to 10 grams per tonne gold and 200 grams per tonne silver.  The vein system appears to be associated with a series of porphyritic dikes that have produced pervasive and intense hydrothermal alteration of the host sedimentary rocks.  As at Kisa, this widespread alteration and presence of multiple phases of igneous activity suggest the presence of a large igneous body at depth.  Additional prospecting work and geophysical surveys will be used to better define drill targets at this prospect.

The Golden Alder prospect consists of a linear fault zone exposed along the bottom and valley walls of a small drainage over a strike length of approximately 600 meters.  Soils collected over covered areas on the valley walls and adjacent uplands suggests the zone may be as wide as 200 meters.  A pronounced circular airborne geophysical anomaly underlies a portion of the fault system and its projection into an alluvium covered area and may represent a leakage halo emanating from a potentially mineralized intrusion at depth beneath the fault zone.  The average of 18 rock chip samples collected from this structural zone average over 1.5 grams per tonne gold.

Work Program

1)

Complete airborne aeromagnetic and electromagnetic surveys over the district;

2)

Complete geologic mapping of existing mineral showings and other prospects to better define areas of known or suspected gold mineralization;

3)

Detailed and reconnaissance level soil, stream sediment and rock chip sampling over known or suspected mineral showings in area;

4)

Complete of 60-80 line miles of ground geophysical surveys over mineralized dike swarm and fault zone projections into covered valley areas and  talus slopes;

5)

Complete diamond drill testing of three prospects on Kisa claim group;

6)

Complete preparation, selection and permitting of drill sites at peripheral prospects.

IDAHO

Through the acquisition of Niagara, the Company now controls approximately 200 unpatented federal mining claims in the Stibnite District of Central Idaho covering approximately 8400 acres.  It is the Company’s intention to negotiate with the owners of the patented claims in the district to unitize ownership of the entire district.

The Stibnite gold district is located east of McCall in Valley County, Idaho approximately 45 miles northeast of Cascade, Idaho, the county seat.  The terrain is mountainous characterized by a narrow, flat valley at approximately 6500 feet elevation with surrounding mountains rising to 8000 feet elevation.

Considerable production has been achieved in the history of the Stibnite district starting in the early 1900s.  Gold, antimony, and tungsten have been mined there since World War II.  Bradley Mining Co. produced nearly 5 million tons of sulfide ore averaging 0.095 opt gold and 1.16% antimony.  Tungsten was produced during World War II.  In the 1980’s about 3 million tons of oxide ore was heap leached. Oxide orebodies which were amenable to heap leaching were mined in the 1980’s and 1990’s.

Large resources of sulfide ore remain beneath the mined-out oxide cappings.  The area is underlain by granitic rocks of the Idaho Batholith and a roof pendant of metasedimentary rocks.  Approximately 30% of the district bedrock area is covered with unconsolidated alluvial deposits.  Gold and antimony mineralization is related to structures, which are believed to be part of the Thunder Mountain caldera ring fracture system.  The largest currently known sulfide resource is the Yellow Pine deposit that may contain a resource of up to 6 million ounces of gold.  Currently, the majority of the Stibnite District is idle and almost no unpatented claims were in good standing until Niagara staked the 200 claims during the spring and summer of 2006.  The other major mineral estate holder in the district has recently completed preliminary resource estimates and scoping studies on the known resources at Yellow Pine with encouraging results.

A large percentage of the lands within and surrounding the Stibnite-Yellow Pine mining district are Federally-owned public lands under the jurisdiction of the Boise and Payette National Forests.  Permitting and development of a gold mine and metallurgical facility at Stibnite would likely create controversy due to the need to utilize public lands for access and tailings disposal.  There are no assurances that a company attempting to develop the existing resources or future discoveries in the district would be able to obtain necessary permits to develop the property.  However, the district is located in a rural area, has had a long and nearly continuous record of mineral exploration and mine production since the 1920’s and the local populations would likely be supportive of any operations provided they were managed in an environmentally responsible fashion.

ITEM 4.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the number and percentage of shares of Common Stock of the Company held by any person known to the Company to be the beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act) of more than five percent and each director, each of the named executive officers and directors and officers as a group.

(a)  Security Ownership of Certain Beneficial Owners

The following table sets forth information as of December 1, 2006 regarding any person known to the Company to be the beneficial owner of more than five percent of any class of the Company’s voting securities.

Title of Class	Name of Beneficial Owner	Amount	Percent of Class (1)
Common	John P. Ryan	4,000,000	6.3% (1)
Common	Frank D. Duval	7,283,750 (2)	11.1% (3)
Common	Terrence J. Dunne	9,854,464 (4)	14.7% (5)
Common	Howard Crosby (6)	6,100,000 (7)	9.1% (8)
Common	Robert W. O’Brien	3,580,963 (9)	5.5% (10)

(1)

Based on 65,338,829 shares issued and outstanding

(2)

Includes immediately exercisable options to acquire 2,400,000 shares of stock

(3)

Based on 67,738,839 shares which assumes the exercise of 2,400,000 options

(4)

Includes immediately exercisable options to acquire 1,900,000 shares of stock

(5)

Based on 67,238,829 shares which assumes the exercise of 1,900,000 options

(6)

Includes 3,000,000 shares owned by Cork Investments, Inc and 1,200,000 shares owned by Dotson Exploration Company both of which are controlled by Mr. Crosby

(7)

Includes immediately exercisable options to acquire 1,700,000 shares of stock

(8)

Based on 67,038,829 shares which assumes the exercise of 1,700,000 options

(9)

Includes immediately exercisable options to acquire 200,000 shares of stock

(10)

Based on 67,538,829 shares which assumes the exercise of 200,000 options

(b)  Security Ownership of Management

The following table sets forth certain information as of February 8, 2007 regarding the number and percentage of shares of Common Stock of the Company beneficially owned by each director, each of the named executive officers and directors and officers as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class (1)
Common	Howard M. Crosby (2)	6,100,000 (3)	9.1% (4)
Common	Bobby E. Cooper	1,400,000 (5)	2.2% (6)
Common	Thomas Loucks	1,400,000 (7)	2.2% (8)
Common	Fred Brackebusch (9)	2,075,000 (10)	3.1% (11)
Common	Gerald G. Booth	300,000	<.01
Common	Robert W. O’Brien	3,580,963 (12)	5.5% (13)
Common	Terrence J. Dunne	9,854,464 (14)	14.7% (15)

Common	Christopher Dail	300,000 (16)	0.4% (17)
Common	Total of all executive officers and directors (8 individuals)	24,710,427 (18)	35.0% (19)

(1)

Based on 65,338,829 shares issued and outstanding plus for each person listed, the options held by each individual which are exercisable within 60 days.

(2)

Includes 3,000,000 shares held by Cork Investments, Inc., and 1,200,000 shares held by Dotson Exploration Company.  Mr. Crosby is the controlling shareholder of both companies.

(3)

Includes immediately exercisable options to acquire 1,700,000 shares of stock

(4)

Based on 67,038,829 shares which assumes the exercise of 1,700,000 options

(5)

Includes immediately exercisable options to acquire 200,000 shares of stock

(6)

Based on 65,538,829 shares which assumes the exercise of 200,000 options

(7)

Includes immediately exercisable options to acquire 200,000 shares of stock

(8)

Based on 65,538,829 shares which assumes the exercise of 200,000 options

(9)

Shares held by New Jersey Mining Company.  Mr. Brackebusch is President and a controlling company of that company.

(10)

Includes immediately exercisable options to acquire 2,075,000 shares of stock

(11)

Based on 67,413,829 shares which assumes the exercise of 2,075,000 options

(12)

Includes immediately exercisable options to acquire 200,000 shares of stock

(13)

Based on 65,538,829 shares which assumes the exercise of 200,000 options

(14)

Includes immediately exercisable options to acquire 1,900,000 shares of stock

(15)

Based on 67.238,829 shares which assumes the exercise of 1,900,000 options

(16)

Includes immediately exercisable options to acquire 200,000 shares of stock

(17)

Based on 65,538,829 shares which assumes the exercise of 200,000 options

(18)

Includes immediately exercisable options to acquire 6,475,000 shares of stock

(19)

Based on 71,813,829 shares which assumes the exercise of 6,475,000 options

(c)  Changes in Control

There are no arrangements known to the Company, the operation of which may at a subsequent time result in the change of control of the Company.

ITEM 5.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Executive Officers and Directors

The following information is provided as of the date of this memorandum with respect to each executive officer and director of the Company:

Name

Position

Howard M. Crosby

President, Chief Executive Officer and Director

Bobby E. Cooper

Director

Thomas Loucks

Director

Fred Brackebusch

Director

Robert O’Brien

Director

Gerald G. Booth

Director

Terrence J. Dunne

Chief Financial Officer and Director

Christopher Dail

Vice President – Exploration

Board of Directors and Executive Officers

Howard M. Crosby.  Mr. Crosby has served as our President and a director since August 2006.  Since 1989, Mr. Crosby has been president of Crosby Enterprises, Inc., a family-owned business advisory and public relations firm.  Mr. Crosby received a B.A. degree from the University of Idaho.  Mr. Crosby is also an officer and director of White Mountain Titanium Corporation, a publicly traded mining exploration company, High Plains Uranium, Inc., a Toronto Stock Exchange listed company, Sundance Diamonds Corporation, Dotson Exploration Company, Nevada-Comstock Mining Company (formerly Caledonia Silver-Lead Mines Company), and U.S. Silver Corporation, all of the latter being privately held companies.

Bobby E. Cooper.  Mr. Cooper became a director of the Company in August 2006.  Mr. Cooper has over thirty years of mining industry experience.  Prior to retiring in 1997, he was the chief executive officer and president of Kennecott Corporation, a wholly-owned subsidiary of Rio Tinto (RTZ), both mining companies.  Before being named chief executive officer and president, Mr. Cooper held various other positions with Kennecott since 1983, including chief operating officer and vice president of U.S. Mines.  Mr. Cooper is currently a director of High Plains Uranium, a public company and 3L&T Corp., a private chemical company.

Thomas Loucks.  Mr. Loucks has been a director of the Company since August 2006.  Since 2004 Mr. Loucks has been the president and chief executive officer of Trend Mining Company, a publicly traded mineral exploration company.  He worked as an independent consultant to junior mining and other resource companies from July 2000 until 2004.  Mr. Loucks is a member of the Society of Economic Geologists, Inc. and the Society of Economic Geologists Foundation, Inc.  He has a B.A. and an M.A. in geology from Dartmouth College and an M.B.A. from Stanford University.

Fred Brackebusch.  Mr. Brackebusch has been a director of the Company since August 2006.  Since 1996, Mr. Brackebush has been the President and a Director of New Jersey Mining Company.  He has a B.S. and an M.S. in Geological Engineering both from the University of Idaho.  He is a consulting engineer with extensive experience in mine development, mine backfill, mine management, permitting, process control and mine feasibility studies.  He has over 25 years of experience in the Coeur d’Alene Mining District principally with Hecla Mining Co.  He has been the principal owner of Mine Systems Design, Inc., a mining consulting business, since 1987.  Mr. Brackebusch is also on the Board of Directors of Mascot Mines, Inc.

Robert O’Brien has served as a director of the Company since 2004.  Mr. O’Brien graduated from Gonzaga University with a BA degree in Economics.  Since July 1996, Mr. O’Brien has been the sole owner and manager of Spokane Quotation Bureau, LLC, a company, which publishes stock quotations for companies traded over-the-counter.

Gerald G. Booth a director of the Company since January 2007 has over 40 years experience in mineral and natural gas exploration and development. Since 1998 he has been the President of G.G. Booth and Associates, a project management services company serving mining and petroleum clients, primarily in Alaska. Mr. Booth previously served as Vice President - Resources for Cook Inlet Regional Corporation (CIRI), the native corporation representing the Natives of south central Alaska. While with CIRI, Mr. Booth also served as President of North

Pacific Mining Company, and President of Cook Inlet Production Company. Prior to his work with CIRI, Mr. Booth was employed with Teck Cominco for over 24 years as Manager, Alaska Exploration and Manager Alaska Operations during the 1970’s and 1980’s. Mr. Booth obtained a BS from Washington State University and is a member of the Society for Mining, Metallurgy and Exploration, the Northwest Mining Association, the Alaska Miners Association and the Resource Development Council for Alaska.

Terrence J. Dunne is the Chief Financial Officer of the Company.  Mr. Dunne serves as Chief Financial Officer and a Director of Daybreak oil and Gas, Inc.  For more than the past five years Mr. Dunne has operated Terrence J. Dunne & Associates, a sole proprietorship which provides bookkeeping, income tax return preparation and business consulting services for small businesses.  Mr. Dunne received his BBA, MBA and Masters in Taxation degrees from Gonzaga University.

Christopher Dail is the Company’s Vice President of Exploration.  Mr. Dail has 19 years of experience in the exploration and mining industry and government.  Chris obtained his undergraduate training in geology at the University of Fairbanks, Old Dominion University and University of Idaho.  During his career he has served in various capacities ranging from a field and mine geologist to VP exploration and operations for a number of major and junior mining companies.  His most recent positions included serving as lead geologist for Cominco American’s eastern U.S. exploration office, as a senior consultant and corporate office for several Canadian junior exploration companies and as a mine permitting specialist for the USDA Forest Service.  Mr. Dail is a member of the Northwest Mining Association, Alaska Miners Association, Geological Society of America and is a member and Certified Professional Geologist with the American Institute of Professional Geologists.

Board Committees

The entire Board of Directors presently serves as the Audit, Nominating and Compensation Committee for the Company and the entire Board of Directors will continue to serve in such capacity until said committees are established.

Director Independence

Messrs. Cooper, Loucks and O’Brien are independent members of the board of directors and the audit committee as defined by NASDAQ Marketplace Rules 4200(a)(15) and 4350(d)(2) respectively.

Conflicts of Interest

Officers and Directors have a fiduciary duty to our shareholders and owe the Company a duty to advance the Company's business interests when the opportunity to do so arises. As a result, Officers and Directors are prohibited from taking personal advantage of certain business opportunities in which the Company may be interested. This so-called "corporate opportunity doctrine" is complicated and it is not possible to clearly define all of the business opportunities which belong or could be of interest to the Company and what business opportunities may be taken advantage of personally by Officers or Directors. The most common types of situations falling within this corporate opportunity doctrine prohibit Officers and Directors from: (i) personally taking advantage of any business opportunity that typically would be pursued by, or would be of interest to, the Company; (ii) personally taking advantage of any other business opportunity that the Company may want to take advantage of if the opportunity is discovered using Company property, business contacts or information, or that the Officer becomes aware of because he or she works for the Company (or that a Director becomes aware of in his or her capacity as a director of the Company).

Legal Proceedings

No Director, or person nominated to become a Director or Executive Officer, has been involved in any legal action involving the Company during the past five years.

ITEM 6.

EXECUTIVE COMPENSATION

No executive officer or director received any compensation during the Company’s last fiscal year.

Employment Contracts

Other than the employment agreement with Mr. Chris Dail, as described below, we are not a party to any contracts and have not entered into any plans or arrangements that require compensation to be paid to any of the Named Executive Officers or Directors in the event of:

(a)

resignation, retirement or any other termination of employment with us;

(b)

a change of control of our company; or

(c)

a change in the director, officer or employee responsibilities following a change of control.

ITEM 7.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no transactions or series of transactions, or proposed transactions during the last two years to which the Registrant is a party in which any Director, nominee for election as a Director, executive officer or beneficial owner of five percent or more of the Registrant’s Common Stock, or any member of the immediate family of the foregoing had or is to have a direct or indirect material interest exceeding $60,000.

ITEM 8.

DESCRIPTION OF SECURITIES

Common Stock

The Company is authorized to issue 500,000,000 shares of its Common Stock.  As of February 8, 2007 there were 65,338,829 shares issued and outstanding held by approximately 438shareholders of record.  As of such date there were shares 300,000 Shares issuable pursuant to outstanding stock options and a restricted stock grant.  There are no other conversion, preemptive, or other subscription rights or privileges with respect to any shares or shares underlying warrants.

All shares of Common Stock are equal to each other with respect to voting, liquidation, dividend, and other rights.  Owners of shares are entitled to one vote for each share owned at any Shareholders’ meeting.  Holders of shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore; and upon liquidation, are entitled to participate pro rata in a distribution of assets available for such a distribution to Shareholders.  The Common Stock of the Company does not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so.  In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors.  There are no provisions in the Company’s articles of incorporation or by-laws that would delay, defer, or prevent a change.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of Preferred Stock. The Preferred Stock is entitled to preference over the Common Stock with respect to the distribution of assets of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntarily or involuntarily, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs.  The authorized but un-issued shares of Preferred Stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors.  The Directors in their sole discretion have the power to determine the preferences, limitations, and relative rights of each series of Preferred Stock within the limits set forth in the Nevada Business Corporation Act.  As of the date of this memorandum, no preferred stock has been issued.

Stock Option Plan

The Board of Directors adopted a Stock Option Plan (“Plan”) in October 2006. The purposes of the Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants and to promote the success of the Company’s business.  The Plan seeks to achieve these purposes by providing for awards in the form of restricted Common Stock or options granted under the Plan (which may be Incentive Stock Options (“ISO”) or Non-Qualified Stock Options (“NQO”), as determined by the Administrator at the time of grant).

In general, ISOs have favorable tax consequences to employees.  Assuming that shares are purchased and held for the requisite period, employees will be taxed at the capital gain rates on sale of shares received under the plan.  The time at which taxes must be paid on exercise of an ISO is deferred until sale of the underlying shares.  The following is a list of some of the characteristics of ISO’s:

•

Eligible: only employees;

•

Additional Limits:  must be granted pursuant to an option plan, which must be approved by the shareholders within 12 months of adoption;

•

Exercise Price must be at least fair market value (110% of fair market value if employee owns more than 10% of corporation);

•

Termination of Employment: exercise must be within 3 months of termination of employment;

•

Option Term:  cannot exceed 10 years (5 years if employee owns more than 10% of the corporation);

•

Restrictions on Amounts for Vesting: not more than $100,000 of stock can vest in any calendar year (determined at the date of grant); and

•

Holding:  if stock is sold within 1 year of exercise of 2 years of date of grant, option will be taxed much like a NQO.

In addition to meeting the requirements of the Internal Revenue Code for the grant of  incentive stock options, the stock option plan also meets the requirements of Rule 16(b)-3 of the Securities Exchange Act of 1934, as amended.  Officers and directors of a corporation that has adopted an employee stock option plan that meets the requirements of Rule 16(b)-3 may undertake transactions pursuant to the plan without short-swing profit liability under Section 16(b) of the Exchange Act of 1934.

Options are exercisable for a maximum of fifteen (15) years (ten years in the case of an Incentive Stock Option).  Transferability is prohibited except for limited circumstances regarding the demise of an Optionee.

The option exercise price for Incentive Stock Options may be no less than the fair market value on the date of grant of the Option, except that the exercise price for any ten percent (10%) shareholder must be 110% of the fair market value on the date of grant.  The option price for the Non-Qualified Stock Options is the lowest allowable price under applicable law.

NQOs are taxed at ordinary income rates, plus employment taxes upon exercise.  The taxes are always immediately due when the option is exercised under the Federal Tax Code for individuals.  The following list contains some of the characteristic of NSO’s:

•

Eligible:  employees and certain non-employees (e.g., consultants/advisors); and

•

Exercise Price:  can be more than, less than or equal to fair market value (although discounted options may have adverse accounting consequences).

The maximum number of shares available for issuance pursuant to the Plan adopted by the Company is currently set at 11,000,000 shares, of which 3,000,000 may be granted as Incentive Stock Options.  As of the date of this Registration Statement, there were 5,200,000 options issued pursuant to the Plan.  The Plan will be submitted to the shareholders of the Company for approval at the next annual or special meeting of shareholders.

Transfer Agent

The Company utilizes the services of Columbia Stock Transfer Company, 601 East Seltice Way, Suite 202, Post Falls, Idaho 83854, as transfer agent and registrar for the Company.

PART II

ITEM 1.

MARKET PRICE OF COMMON EQUITY

The Common Stock is traded on the Pink Sheets under the symbol “SLVC”.  The following table shows the high and low bid prices for the Common Stock for each quarter since January 1, 2004.  The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Fiscal Year

High Closing

Low Closing

2004:

First Quarter

Not Quoted

Not Quoted

Second Quarter

Not Quoted

Not Quoted

Third Quarter

Not Quoted

Not Quoted

Fourth Quarter

Not Quoted

Not Quoted

2005:

First Quarter

Not Quoted

Not Quoted

Second Quarter

Not Quoted

Not Quoted

Third Quarter

Not Quoted

Not Quoted

Fourth Quarter

Not Quoted

Not Quoted

2006:

First Quarter

$ 0.15

$ 0.035

Second Quarter

$ 0.35

$ 0.15

Third Quarter

$0.65

$ 0.35

Fourth Quarter

$ 0.63

$ 0.49

Holders

As of December 1, 2006 there were approximately 415 shareholders of record of the Company’s Common Stock.

Dividends

The Company has never paid any dividends and does not anticipate the payment of dividends in the foreseeable future.

ITEM 2.

LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings, nor have any judgments been taken, nor have any actions or suits been filed or threatened against it or its Managers in their capacities as such, nor are the Officers and Directors aware of any such claims that could give rise to such litigation.

ITEM 3.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

During the Company’s two most recent fiscal years and subsequent interim period, the principal accountant had not resigned (or declined to stand for re-election) or was dismissed.

In addition, the Company’s principal accountant had no disagreements with the Company on any matter of Financial Reporting Policies and Procedures.

ITEM 4.

RECENT SALES OF UNREGISTERED SECURITIES

In August 2004 the Company offered and sold 1,500,000 Shares at a price of $0.01 per Share.  Gross proceeds from the sale of the Shares was $15,000.  There were no sales concessions paid directly or indirectly in connection with the offer and sale of the Shares.  The offer and sale of the Shares was made through Section 4(2) exemption from registration under the Act.  The sales were made only to three persons, each of whom was a director of the Company.

In November 2005 the Company offered and sold 1,800,000 shares of its common stock at a price of $.01 per share.  The Company received gross proceeds of $18,000 from the sale of securities to XX individuals.  There were no sales concessions paid directly or indirectly in connection with the offer and sale of the Shares.  The offer and sale of the Shares was made through Section 4(2) exemption from registration under the Act.  The sales were made only to four persons, each of whom was a director of the Company.

In August 2006 the Company entered into a share exchange agreement with Niagara Mining and Development Company, Inc., an Idaho corporation.  Pursuant to the terms of the agreement each of the thirty-seven million five hundred thousand (37,500,000) issued and outstanding shares of Niagara were exchanged for one share of the Company.  At the time of the exchange Niagara had a total of ten shareholders, each of whom was an accredited investor.  The shares were offered to the Niagara shareholders through a section 4(2) exemption from registration under the Act.

In August 2006 the Board of Directors authorized the private placement of Shares of the Company’s Common Stock at a price of $0.30 per Share.  The Shares are being offered on a “Best Efforts” basis by the Company and certain sales agents.  As of February 8, 2007, 2006 a total of 13,897,061 shares had been sold to 138 accredited investors resulting in gross proceeds to the Company of $4,169,118.  Sales agents have received $323,912 in sales concessions and there are an additional $28,500 in sales concessions payable.  All proceeds raised from the sale of the Shares are immediately available to the Company.

During the nine month period ended September 30, 2006, the Company borrowed $250,000 from a financing company to finance its operations.  On September 13, 2006, the loan principal was repaid and interest expense and loan fees of $12,500 were paid through the issue of 41,667 shares of the Company’s common stock ($0.30 per share).

The offer and sale of the Shares is being made through Section 4(2) and Rule 506 of Regulation D exemptions from registration Under the Act.  Offers and sales is restricted to persons who are both accredited investors as defined in Rule 501 promulgated under the Act and have preexisting personal or business relationships with management of the Company or its sales agents.

Each of the certificates issued in connection with the above offerings contains restrictive language on its face and each certificate has a restrictive legend in substantially the following form:

“The securities represented by this certificate have not been registered under the Securities Act of 1933 (the “Act”) and may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established by opinion of counsel satisfactory to the Company to the effect that in the opinion of such counsel such registration in not required.”

ITEM 5.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Report of Independent Auditors

Board of Directors

Silver Crest Resources, Inc.

We have audited the accompanying balance sheets of Silver Crest Resources, Inc. (“the Company”) as of December 31, 2005 and 2004, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Crest Resources, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company's operating losses raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DeCoria, Maichel & Teague PS

/s/: DeCoria, Maichel & Teague PS

Spokane, Washington

March 22, 2006

SILVER CREST RESOURCES, INC.

TABLE OF CONTENTS

Page

Balance Sheets, December 31, 2005 and 2004

1

Statements of Operations for the years ended December 31, 2005 and 2004

2

Statements of Changes in Stockholders’ Equity for the years ended

  December 31, 2005 and 2004

3

Statements of Cash Flows for the years ended December 31, 2005 and 2004

4

Notes to Financial Statements

5

Silver Crest Resources, Inc.

Balance Sheets

December  31, 2005 and 2004

ASSETS

	2005	2004
CURRENT ASSETS
Cash and cash equivalents	$17,777	$12,145
Total current assets	17,777	12,145

Total assets	$17,777	$12,145

LIABILITIES AND STOCKHOLDERS’ EQUITY

COMMITMENTS & CONTINGENCES (Note 6)

STOCKHOLDERS’ EQUITY
Preferred stock, no par value; 10,000,000
shares authorized, none outstanding	-	-
Common stock, $0.001 par value; 500,000,000 shares authorized; 14,600,100 and 12,800,100 shares issued and outstanding, respectively	14,600	12,800
Additional paid-in capital	776,109	759,909
Accumulated deficit	(772,932)	(760,564)
Total stockholders’ equity	17,777	12,145
Total liabilities and stockholders’ equity	$17,777	$12,145

The accompanying notes are an integral part of these financial statements.

Silver Crest Resources, Inc.

Statements of Operations

For the years ended December 31, 2005 and 2004

		2005		2004
OPERATING EXPENSES
Legal and accounting expenses		$10,164		$1,290
General and administrative expenses		2,204		1,433
		12,368		2,723
NET LOSS		$12,368		$2,723

NET LOSS PER COMMON SHARE	$	Nil	$	Nil

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING – BASIC		12,992,429		12,597,810

The accompanying notes are an integral part of these financial statements.

Silver Crest Resources, Inc.

Statements of Changes in Stockholders’ Equity (Deficit)

For the years ended December 31, 2005 and 2004

Additional Paid-

Accumulated

Shares

Amount

in Capital

Deficit

Total

Balances, December 31, 2003

11,550,100

$

11,550

$

748,659

$

(757,841)

$

2,368

Sales of common stock

1,250,000

1,250

11,250

12,500

Net loss

               (2,723)

           (2,723)

Balance, December 31, 2004

12,800,100

$

12,800

759,909

(760,564)

12,145

Sales of common stock

1,800,000

1,800

16,200

18,000

Net loss

             (12,368)

         (12,368)

Balances, December 31, 2005

   14,600,100

$

         14,600

$

        776,109

$

         (772,932)

$

         17,777

The accompanying notes are an integral part of these financial statements.

Silver Crest Resources, Inc.

Statements of Cash Flows

For the years ended December 31, 2005 and 2004

	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(12,368)	$(2,723)
Net cash used by operating activities	(12,368)	(2,723)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash provided by sale of common stock	18,000	12,500
Change in payable to shareholders	-	(7,000)
Change in receivable from broker-dealer	-	7,500
Net cash provided by investing activities	18,000	13,000

NET CHANGE IN CASH	5,632	10,277

CASH - BEGINNING OF YEAR	12,145	1,868

CASH - END OF YEAR	$17,777	$12,145

The accompanying notes are an integral part of these financial statements.

Silver Crest Resources, Inc.

Notes to Financial Statements

1.

Description of Business

Silver Crest Resources, Inc. (“the Company”) is a Nevada corporation that was originally incorporated on August 20, 1968.  Silver Crest Mines, Inc., an Idaho corporation, merged into the Company on January 30, 2003.

The Company has incurred losses since its inception and has no recurring source of revenue. These conditions raise substantial doubt as to the Company’s ability to continue as a going concern. Management's plans for the continuation of the Company as a going concern include financing the Company's operations through sales of its unregistered common stock, and the eventual acquisition of an entity with profitable business operations. There are no assurances, however, with respect to the future success of these plans. The financial statements do not contain any adjustments, which might be necessary, if the Company is unable to continue as a going concern.

Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

2.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Income Taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered.  A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized.  At December 31, 2005 and 2004, the Company had recorded no net deferred tax assets or liabilities and recognized no income tax provision as it had no taxable income for the years then ended.

Cash and Cash Equivalents

Highly liquid short-term investments with a remaining maturity when purchased of three months or less are classified as cash equivalents.  The Company deposits its cash and cash equivalents in high quality financial institutions.

Net Loss Per Share

Statement of Financial Accounting Standards No. 128, “Earnings per Share,” requires dual presentation of basic earnings per share (“EPS”) and diluted EPS on the face of all income statements for all entities with complex capital structures.  Basic EPS is computed as net income divided by the weighted average number of both classes of common shares outstanding for the period.  Diluted EPS reflects the potential dilution that could occur from common stock equivalents such as common shares issuable through stock options, warrants and other convertible securities.  At December 31, 2005 and 2004, the Company had no outstanding common stock equivalents, and only basic EPS is reported for the years then ended.

Silver Crest Resources, Inc.

Notes to Financial Statements, continued:

2.

Summary of Significant Accounting Policies, continued:

Reclamation and Remediation

For non-operating properties, we accrue costs associated with environmental remediation obligations when it is probable that such costs will be incurred and they are reasonably estimable.  Accruals for estimated losses from environmental remediation obligations have historically been recognized no later than completion of the remedial feasibility study for such facility and are charged to provision for closed operations and environmental matters.  Costs of future expenditures for environmental remediation are not discounted to their present value unless subject to a contractually obligated fixed payment schedule.  Such costs are based on management’s estimate of amounts expected to be incurred when the remediation work is to be performed within current laws and regulations.  Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.  It is reasonably possible that, due to uncertainties associated with defining the nature and extent of environmental contamination and the application of laws and regulations by regulatory authorities and changes in reclamation or remediation technology, the ultimate cost of reclamation and remediation could change in the future.  The Company periodically reviews accrued liabilities for such reclamation and remediation costs as evidence becomes available indicating that its liabilities have potentially changed.

3.

Income Taxes

Deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered.  A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized.  At December 31, 2005 and 2004, the Company had no net deferred tax assets or liabilities, nor income tax provision, as it had no taxable income for the years then ended.

4.

Stockholders’ Equity

Issuance of Common Stock to Directors and Officers

During 2005 and 2004 the Company sold 1,800,000 and 1,250,000 shares, respectively, of its common stock to directors and officers of the Company at $0.01, for proceeds of $18,000 and $12,500, respectively.

Authorized Capital

The Company’s authorized capital consists of 500,000,000 shares of $0.001 par value common stock and 10,000,000 authorized shares of preferred stock, with no par value.

Silver Crest Resources, Inc.

Notes to Financial Statements, continued:

5.

Related Parties

In addition to the related party transactions described in Note 4, the Company has had the following related party transactions.

The Company pays $300 per year to Spokane Quotation Service, which is owned by the Company’s President, Robert O’Brien

The Company is provided certain administrative services and office space at no charge by Terrence Dunne, a director of the Company.  The value of these services and office space is immaterial individually, and in the aggregate, to the Company's financial statements.

6.

Commitments and Contingencies

Environmental Matters

The Company has owned mineral property interests on certain public and private lands in Idaho and Montana.  The Company’s mineral property holdings have included lands in mining districts designated as “Superfund” sites pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA").  The Company and its properties have been and are subject to a variety of federal and state regulations governing land use and environmental matters.  The Company’s management has engaged consultants to review the potential environmental impact of its prior mineral exploration and development activities and believes it has been in substantial compliance with all such regulations, and is unaware of any pending action or proceeding relating to regulatory matters that would affect the financial position of the Company.  The Company’s management acknowledges, however, that the possibility exists that the Company may be subject to environmental liabilities, associated with its prior activities, in the unforeseeable future, although the likelihood of such is deemed remote and the amount and nature of the liabilities is impossible to estimate.

GOLD CREST MINES, INC.

(An Exploration Stage Company)

TABLE OF CONTENTS

UNAUDITED FINANCIAL STATEMENTS

Page

Consolidated Balance Sheet, September 30, 2006

1

Consolidated Statement of Operations for the nine months ended September 30, 2006

2

Consolidated Statement of Cash Flows for the nine months ended September 30, 2006

3

Notes to Consolidated Financial Statements

4

Gold Crest Mines, Inc.

(An Exploration Stage Company)

Consolidated Balance Sheet (Unaudited)

September 30, 2006

ASSETS

Current assets:
Cash and cash equivalents	$1,375,417
Stock subscriptions receivable	230,700
Total current assets	1,606,117

Equipment, net of depreciation	25,500
Mineral properties	109,575

Total assets	$1,741,192

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$37,074
Total current liabilities	37,074

Commitments & contingences

Stockholders’ equity:
Preferred stock, no par value; 10,000,000
shares authorized, none outstanding	-
Common stock, $0.001 par value; 500,000,000 shares authorized; 59,692,779 shares issued and outstanding	59,693
Additional paid-in capital	2,129537
Accumulated deficit	(485,112)
Total stockholders’ equity	1,704,118
Total liabilities and stockholders’ equity	$1,741,192

The accompanying notes are an integral part of these financial statements.

Gold Crest Mines, Inc.

(An Exploration Stage Company)

Consolidated Statement of Operations (Unaudited)

For the Nine Months Ended September 30, 2006

Operating expenses:
Exploration expenditures	$386,906
Legal and accounting expenses	28,894
General and administrative expenses	54,107
Total operating expenses	469,907

Other expenses:
Interest expense	14,773
Depreciation	432
Total other expenses	15,205

Net loss	$485,112

Net loss per common share	$0.01

Weighted average common shares outstanding – basic	52,340,787

The accompanying notes are an integral part of these financial statements.

Gold Crest Mines, Inc.

(An Exploration Stage Company)

Consolidated Statement of Cash Flows (Unaudited)

For the Nine Months Ended September 30, 2006

Cash flows from operating activities:
Net loss	$(485,112)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation	432
Interest paid in common shares	12,500
Change in assets and liabilities:
Accounts payable	37,074
Stock subscriptions receivable	(230,700)
Net cash used by operating activities	(665,806)

Cash flows from investing activities:
Purchase of mineral claims	(109,575)
Cash acquired in acquisition	7,456
Purchase of equipment	(25,932)
Net cash used by investing activities	(128,051)

Cash flows from financing activities
Proceeds from borrowings	300,000
Repayments on borrowings	(300,000)
Sale of common stock, net	2,169,274
Net cash provided by investing activities	2,169,274

Net change in cash	1,375,417

Cash - beginning of period	0

Cash - end of period	$1,375,417

Supplemental cash flow disclosure:
Interest paid in cash	$2,273

The accompanying notes are an integral part of these financial statements.

Gold Crest Mines, Inc.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Unaudited)

1.

Description of Business

Gold Crest Mines, Inc. (“the Company”) is a Nevada corporation that was originally incorporated on August 20, 1968, as Silver Crest Mines, Inc., an Idaho corporation. On August 1, 2006, the Company acquired Niagara Mining and Development Co., (“Niagara”), an Idaho corporation formed on January 11, 2005, and its wholly-owned subsidiary, Kisa Gold Mining, Inc. (“Kisa”), an Alaskan corporation formed on July 19, 2006. The acquisition of Niagara by the Company effected a change in control, and was accounted for as a “reverse acquisition”, whereby Niagara is the accounting acquirer for financial statement purposes. Accordingly, for the period subsequent to August 1, 2006, the financial statements of the Company reflect the historical financial statements of Niagara and the operations of the Company, subsequent to August 1, 2006.

The Company has incurred losses since its inception and has no recurring source of revenue. These conditions raise substantial doubt as to the Company’s ability to continue as a going concern. Management's plans for the continuation of the Company as a going concern include financing the Company's operations through sales of its unregistered common stock, and the eventual acquisition of an entity with profitable business operations. There are no assurances, however, with respect to the future success of these plans. The financial statements do not contain any adjustments, which might be necessary, if the Company is unable to continue as a going concern.

2.

Summary of Significant Accounting Policies

Consolidation of Subsidiaries

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, and include our accounts and our wholly-owned subsidiaries (Niagara and Kisa) accounts.  All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

In accordance with SFAS No. 7, “Accounting for Development Stage Entities,” the Company presents itself as an exploration stage company with an inception date of August 1, 2006. Until the Company’s mineral interests are engaged in commercial production, the Company will continue to prepare its financial statements and related disclosures in accordance with entities in the exploration stage.

As Niagara had no material financial activity and no material assets, liabilities or shareholders’ equity for the comparable period (September 30, 2005) to the period ended September 30, 2006, and no comparative financial statements are presented.

Cash and Cash Equivalents

Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less.  At February 28, 2006, the Company’s cash deposits exceeded the Federal Deposit Insurance Corporation (“FDIC”) insurance limits.

Gold Crest Mines, Inc.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, continued:

2.

Summary of Significant Accounting Policies, continued:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Income Taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered.  A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized.  At September 30, 2006, the Company had recorded no net deferred tax assets or liabilities and recognized no income tax provision as it had no taxable income for the years then ended.

Net Loss Per Share

Statement of Financial Accounting Standards No. 128, “Earnings per Share,” requires dual presentation of basic earnings per share (“EPS”) and diluted EPS on the face of all income statements for all entities with complex capital structures.  Weighted average earnings per share include the effect of shares exchanged with the Company, as if the exchange had occurred at the beginning of the year.  Basic EPS is computed as net income or loss divided by the weighted average number of both classes of common shares outstanding for the period.  Diluted EPS reflects the potential dilution that could occur from common stock equivalents such as common shares issuable through stock options, warrants and other convertible securities.  At September 30, 2006, the Company had no outstanding common stock equivalents, and only basic EPS is reported for the nine months then ended.

Reclamation and Remediation

For non-operating properties, we accrue costs associated with environmental remediation obligations when it is probable that such costs will be incurred and they are reasonably estimable.  Such costs are based on management’s estimate of amounts expected to be incurred when the remediation work is to be performed within current laws and regulations.

3.

Acquisition

On August 1, 2006, the Company acquired Niagara Mining and Development Co. and its wholly-owned subsidiary, Kisa Gold Mining, Inc. The acquisition was accounted for as a recapitalization whereby the accounting acquirer is and Silver Crest Resources, Inc. (“Silver Crest”) was the accounting acquiree. The acquisition resulted in a one-for-one exchange whereby Silver Crest issued of 37,500,000 shares of its common stock the directors, officers, and other shareholders of Niagara in exchange for 100% of the issued and outstanding stock of Niagara. In connection with the acquisition the Company changed its name to Gold Crest Mines, Inc.

Gold Crest Mines, Inc.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, continued:

4.

Income Taxes

Deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered.  A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized.  At September 30, 2006, the Company had no net deferred tax assets or liabilities, nor income tax provision, as it had no taxable income for the nine months then ended.

5.

Stockholders’ Equity

Authorized Capital

The Company’s authorized capital consists of 500,000,000 shares of $0.001 par value common stock and 10,000,000 authorized shares of preferred stock, with no par value.

Sales of Common Stock

In July of 2006 Niagara sold 37,500,000 shares of its common stock to directors, officers and other parties for $0.004 per share, generating cash proceeds of $150,000.

 In October of 2006, and subsequent to the Company’s director authorized a private placement of its stock an offered the sale of up to 13,333,334 shares of its common stock for $0.30 per share.  At September 30, 2006 the Company had sold 7,551,102 shares of its common stock for net cash proceeds of $2,019,274.

Stock Option Plan

The Company has a stock plan (“the Plan”), under which eligible employees and directors of the Company may be granted restricted common stock, incentive stock options, options which do not constitute incentive stock options, or any combination of the foregoing.  The Plan was adopted on October 5, 2006, to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors, and consultants, and to promote the success of the Company’s business.  A maximum of 11,000,000 shares of common stock may be subject to, or issued pursuant to, the terms of the Plan, however, no more than 5,000,000 shares are available for the issuance of incentive stock options.

Nonstatutory Stock Options

On August 21, 2006, the Company granted 200,000 nonstatutory stock options to a consultant that will not vest until after one year from the grant date.  The options are exercisable at $0.30 over a three year period beginning August 21, 2007.

Gold Crest Mines, Inc.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, continued:

5.

Stockholders’ Equity, Continued:

Interest Expense Paid in Common Stock

During the nine month period ended September 30, 2006, the Company borrowed $250,000 from a financing company to finance its operations.  On September 13, 2006, the loan principal was repaid and interest expense and loan fees of $12,500 was paid through the issue of 41,667 shares of the Company’s common stock ($0.30 per share).

6.

Related Parties

In addition to the related party transactions described in Note 5, the Company had the following related party transactions.

The Company is provided certain administrative services and office space at no charge by Terrence Dunne, a director of the Company.  The value of these services and office space is immaterial individually, and in the aggregate, to the Company's financial statements.

During the nine month period ended September 30, 2006, the Company borrowed $50,000 from a shareholder and director of Silver Crest Resources, Inc. to finance its operations.  On September 23, 2006, the loan including $606 of interest was repaid.

7.

Commitments and Contingencies

Environmental Matters

The Company has owned mineral property interests on certain public and private lands in Idaho and Montana.  The Company’s mineral property holdings have included lands in mining districts designated as “Superfund” sites pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”).  The Company and its properties have been and are subject to a variety of federal and state regulations governing land use and environmental matters.  The Company’s management has engaged consultants to review the potential environmental impact of its prior mineral exploration and development activities and believes it has been in substantial compliance with all such regulations, and is unaware of any pending action or proceeding relating to regulatory matters that would affect the financial position of the Company.  The Company’s management acknowledges, however, that the possibility exists that the Company may be subject to environmental liabilities, associated with its prior activities, in the unforeseeable future, although the likelihood of such is deemed remote and the amount and nature of the liabilities is impossible to estimate.

PART III

ITEM 1.

INDEX TO EXHIBITS.

Exhibit Number	Description of Document
3.1	Articles of Incorporation for Silver Crest Mines, Inc. 9/11/1968*
3.2	Articles of Merger of Domestic Corporations into Silver Crest Mines, Inc. 12/20/1982*
3.3	Articles of Incorporation of Silver Crest Resources, Inc. 1/28/2003*
3.4	Articles of Merger between Silver Crest Mines, Inc. into Silver Crest Resources, Inc. as filed in Nevada on 6/11/2003*
3.5	Articles of Merger between Silver Crest Mines, Inc. into Silver Crest Resources, Inc. as filed in Idaho on 6/11/2003*
3.6	Articles of Exchange of Niagara Mining and Development Company, Inc. and Silver Crest Resources, Inc. as filed in Nevada on 8/4/2006*
3.7	Articles of Exchange of Niagara Mining and Development Company, Inc. and Silver Crest Resources, Inc. as filed in Idaho on 8/4/2006*
3.8	Certificate of Amendment to Articles of Incorporation for a Nevada Corporation 8/14/2006*
3.9	Articles of Incorporation for Kisa Gold Mining, Inc. 7/28/2006*
3.10	Articles of Incorporation for Niagara Mining and Development Company, Inc. 1/11/2005*
10	Employment Contract of Chris Dail executed 8/21/2006*
21	Subsidiaries of the Issuer*

*Incorporated by reference to the Company’s Form 10SB as filed with the Securities Exchange Commission on January 8, 2007.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 9th day of February, 2007.

GOLD CREST MINES, INC.

/s/ Howard Crosby

By:

       Howard Crosby, President